File Pursuant to Rule 424B5
Registration No. 333-145868
PROSPECTUS
$12,000,000 6% Ten-Year Debentures
$18,000,000 5% Five-Year Debentures
($1,000 minimum investment)
The Andersons, Inc.
480 West Dussel Drive
Maumee, Ohio 43537
(419)893-5050

Terms of Debentures
•	Debentures will be issued the first of the month following our receipt of payment. Interest begins to accrue on that day.

•	Interest will be paid to you annually on the anniversary of the date your debenture was issued.

•	We may redeem debentures at any time by paying you principal plus accrued interest.

•	No sinking fund will be provided; these debentures are not secured.
Terms of Sale
•	There is no established trading market for the debentures.

•	We will sell debentures continuously until they are all sold or the offering is terminated.

•	There are no underwriters or commissions to be paid. We are selling directly to you.

•	We will receive all proceeds from the sale of debentures. We expect the expenses of this offering to be approximately $41,500.
     YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS IDENTIFIED THAT WE HAVE LISTED BEGINNING ON PAGE 4 BEFORE PURCHASING ANY DEBENTURES.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this Prospectus is August 31, 2009

Where You Can Find More Information
We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.
Our filings with the SEC are also available to the public through the SEC’s Internet website at http://www.sec.gov. We currently provide annual reports to our shareholders that include financial information reported on by our independent registered public accounting firm.
Incorporation of Documents by Reference
The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. The documents incorporated by reference are those documents that we have previously filed with the SEC, excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Securities Exchange Act of 1934 (the “Exchange Act”). We incorporate by reference the documents listed below and any future filings (subject to the provision in the preceding sentence) made with the SEC under sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until we sell all of the debentures.
•	Annual Report on Form 10-K for the year ended December 31, 2008.

•	Quarterly Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009.

•	Definitive Proxy Statement on Form 14A filed March 18, 2009.

•	Definitive Proxy Statement on Form A14A filed April 24, 2009

•	Current Report on Form 8-K filed March 6, 2009.

•	Current Report on Form 8-K filed May 6, 2009.
Any person, including any beneficial owner, may request a copy of these filings, at no cost, by contacting us at:
Investor Relations
Gary Smith
Vice President, Finance & Treasurer
The Andersons, Inc.
480 West Dussel Drive
Maumee, Ohio 43537
(419)891-6417
email:gary_smith@andersonsinc.com
You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these debentures in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document. We undertake no obligation to update any of the information in this prospectus, except as provided by law.

i

Summary
This page summarizes important points about us and about the debentures that we are selling. It is important that you read the more detailed information about the debentures that we are offering included later in the document and the information about us that we are incorporating by reference.
The Andersons, Inc.
     We are an entrepreneurial, customer focused company with diversified interests in the agriculture and transportation markets. Since our founding in 1947, we have developed specific core competencies in risk management, bulk handling, transportation and logistics and an understanding of commodity markets. We have leveraged these competencies to diversify our operations into other complementary markets, including ethanol, railcar leasing, plant nutrients, turf products and general merchandise retailing. We operate our business in five segments: the Grain & Ethanol Group, the Rail Group, the Plant Nutrient Group, the Turf & Specialty Group and the Retail Group. The Grain & Ethanol Group operates grain elevators in Ohio, Michigan, Indiana and Illinois. It is also an investor in three ethanol facilities and an investor in Lansing Trade Group LLC, an established commodity trader and service provider to the grain and ethanol industries. Our Rail Group leases and manages a fleet of over 23,000 railcars and locomotives. The Rail Group also operates a repair, refurbishment and custom steel fabrication business. The Plant Nutrient Group operates fertilizer distribution terminals and farm centers in Ohio, Michigan, Indiana, Illinois, Florida, Minnesota and Wisconsin. The Turf & Specialty Group produces and markets turf and ornamental plant fertilizer and pest control products with a particular focus on the golf course and professional lawn care markets. The Retail Group operates six large stores in Ohio offering a combination traditional home center with hardware, plumbing and building supplies, as well as unique specialty food offerings. The Retail Group also operates a mower sales and service shop and a specialty food store that features an expanded line of basic groceries plus all of the specialty foods that are offered in the group’s larger stores.
Our principal, executive and administrative offices are located at 480 West Dussel Drive, Maumee, Ohio 43537. Our telephone number is (419) 893-5050.
Our Offer

Securities	$12,000,000 principal amount 6 % Ten-Year Debentures (the “6% Debentures”).
$18,000,000 principal amount 5 % Five-Year Debentures (the “5% Debentures” and, together with the 6% Debentures, the “Debentures”).
Offered directly by the Company.
$1,000 minimum principal investment.
Redemption	Redeemable at maturity or at the option of the Company.
Use of Proceeds	Payment of current maturities of long-term debt with the remainder added to working capital or used for general corporate purposes.
Ratio Of Earnings To Fixed Charges (a)

	Six months ended June 30,		Year ended December 31,

	2009	2008	2008	2007	2006	2005	2004

Ratio of earnings to fixed charges	3.07	4.87	2.53	3.91	3.09	3.03	2.77

(a)	For purposes of calculating the ratio of earnings to fixed charges, earnings consist of pretax income from continuing operations (before adjustment for fixed charges or income or loss from equity investees), and distributed income of equity investees. Fixed charges include: (i) interest expense, whether expensed or capitalized, (ii) amortization of debt issuance cost and (iii) the portion of rental expense representative of the interest factor.
Summary Financial Information

	Six months ended
(In thousands, except for per share data)	June 30,		Year ended December 31,
	2009	2008	2008	2007	2006

Sales and merchandising revenues	$1,508,346	$1,813,701	$3,489,478	$2,379,059	$1,458,053
Income before income taxes	31,677	85,130	46,563	104,505	54,469
Net income attributable to The Andersons, Inc.	20,870	53,449	32,900	68,784	36,347

	As of June 30,		As of December 31,
	2009	2008	2008	2007	2006

Working capital	$337,357	$307,237	$330,699	$177,679	$162,077
Total assets	1,098,937	1,754,470	1,308,773	1,324,988	879,048
Long-term debt	285,619	281,496	293,955	133,195	86,238
Long-term debt non-recourse	28,938	47,934	40,055	56,277	71,624
Shareholders’ equity	384,299	408,153	365,107	356,583	270,175

In December 2007, the Financial Accounting Standards Board (“FASB”) released Statement No. 160 (“SFAS 160”), “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51.” SFAS 160 requires the noncontrolling interest in a subsidiary to be presented within equity, separate from the parent’s equity. In addition, the amount of consolidated net income attributable to the parent and the noncontrolling interest must be clearly identified and presented on the face of the income statement with the caption “net income” being defined as net income attributable to the consolidated group. SFAS 160 became effective for the Company beginning with the first quarter of 2009. The prior period’s summarized financial information above has been revised to reflect the current presentation. The impact of the adoption was to reduce pre-tax income by $2.8 million, $1.4 million, and $0 for the years ended December 31, 2008, 2007 and 2006, respectively. Shareholders’ equity was increased by $11.7 million, $12.2 million, and $0 as of December 31, 2008, 2007 and 2006, respectively.
Risk Factors
The following are factors that we believe you should consider before making an investment decision with respect to the Debentures.
Risks Relating to our Business
Our substantial indebtedness could adversely affect our financial condition, decrease our liquidity and impair our ability to operate our business.
We are dependent on a significant amount of debt to fund our operations and contractual commitments. Our indebtedness could interfere with our ability to operate our business. For example, it could:
•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to obtain additional financing which could impact our ability to fund future working capital, capital expenditures and other general needs as well as limit our flexibility in planning for or reacting to changes in our business and restrict us from making strategic acquisitions, investing in new products or capital assets and taking advantage of business opportunities;

•	require us to dedicate a substantial portion of cash flows from operating activities to payments on our indebtedness which would reduce the cash flows available for other areas; and

•	place us at a competitive disadvantage compared to our competitors with less debt.
If cash on hand is insufficient to pay our obligations or margin calls as they come due at a time when we are unable to draw on our credit facility, it could have an adverse effect on our ability to conduct our business. Our ability to make payments on and to refinance our indebtedness will depend on our ability to generate cash in the future. Our ability to generate cash is dependent on various factors. These factors include general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Certain of our long-term borrowings include provisions that impose minimum levels of working capital and equity, and impose limitations on additional debt. Our ability to satisfy these provisions can be affected by events beyond our control, such as the demand for and fluctuating price of grain. Although we are and have been in compliance with these provisions, noncompliance could result in default and acceleration of long-term debt payments.
Many of our sales to our customers are executed on credit. Failure on our part to properly investigate the credit history of our customers or a deterioration in economic conditions may adversely impact our ability to collect on our accounts.
A significant amount of our sales are executed on credit and are unsecured. Extending sales on credit to new and existing customers requires an extensive review of the customers’ credit history. If we fail to do a proper and thorough credit check on our customers, delinquencies may rise to unexpected levels. If economic conditions deteriorate, the ability of our customers to pay current obligations when due may be adversely impacted and we may experience an increase in delinquent and uncollectible accounts.
Our grain and ethanol business uses derivative contracts to reduce volatility in the commodity markets. Non-performance by the counter-parties to those contracts could adversely affect our future results of operations and financial position.
A significant amount of our grain and ethanol purchases and sales are done through forward contracting. In addition, the Company uses exchanged traded and over-the-counter contracts to reduce volatility in changing commodity prices. A significant adverse change in commodity prices could cause a counter-party to one of our derivative contracts not to perform on their obligation.
Changes in accounting rules can affect our financial position and results of operations.
We have a significant amount of assets (railcars and related leases) that are off-balance sheet. If generally accepted accounting principles were to change to require that these items be reported in the financial statements, it would cause us to record a significant amount of assets and corresponding liabilities on our balance sheet which could have a negative impact on our debt covenants.

Our business may be adversely affected by numerous factors outside of our control, such as seasonality and weather conditions, or other natural disasters or strikes.
Many of our operations are dependent on weather conditions. The success of our Grain & Ethanol Group, for example, is highly dependent on the weather, primarily during the spring planting season and through the summer (wheat) and fall (corn and soybean) harvests. Additionally, wet and cold conditions during the spring adversely affect the sales and application of fertilizer sold through our Plant Nutrient Group. In addition, application of fertilizer and other products by golf courses, lawn care operators and consumers could be affected, which could decrease demand in our Turf & Specialty Group. These same weather conditions also adversely affect purchases of lawn and garden products in our Retail Group, which generates a significant amount of its sales from these products during the spring season.
If there were a disruption in available transportation due to natural disaster, strike or other factors, we may be unable to get raw materials inventory to our facilities or product to our customers. This could disrupt our operations and cause us to be unable to meet our customers’ demands.
We face increasing competition and pricing pressure from other companies in our industries. If we are unable to compete effectively with these companies, our sales and profit margins would decrease, and our earnings and cash flows would be adversely affected.
The markets for our products in each of our business segments are highly competitive. Competitive pressures in all of our businesses could affect the price of, and customer demand for, our products, thereby negatively impacting our profit margins and resulting in a loss of market share.
Our grain business competes with other grain merchandisers, grain processors and end-users for the purchase of grain, as well as with other grain merchandisers, private elevator operators and cooperatives for the sale of grain. While we have substantial operations in the eastern corn-belt, many of our competitors are significantly larger than we are and compete in wider markets.
Our ethanol business competes with other corn processors, ethanol producers and refiners, a number of whom are divisions of substantially larger enterprises and have substantially greater financial resources than we do. Smaller competitors, including farmer-owned cooperatives and independent firms consisting of groups of individual farmers and investors, also compete with us for corn originations. Currently, international suppliers produce ethanol primarily from sugar cane and have cost structures that may be substantially lower than ours will be. The blenders’ credit allows blenders having excise tax liability to apply the excise tax credit against the tax imposed on the gasoline-ethanol mixture. Any increase in domestic or foreign competition could cause us to reduce our prices and take other steps to compete effectively, which could adversely affect our future results of operations and financial position.
Our Rail Group is subject to competition in the rail leasing business, where we compete with larger entities that have greater financial resources, higher credit ratings and access to capital at a lower cost.
Our Plant Nutrient Group competes with regional cooperatives, manufacturers, wholesalers and multi-state retail/wholesalers. Many of these competitors have considerably larger resources than we.
Our Turf & Specialty Group competes with other manufacturers of lawn fertilizer and corncob processors that are substantially bigger and have considerably larger resources than we.
Our Retail Group competes with a variety of retailers, primarily mass merchandisers and do-it-yourself home centers in its three markets. The principle competitive factors in our Retail Group are location, product quality, price, service, reputation and breadth of selection. Some of our competitors are larger than us, have greater purchasing power and operate more stores in a wider geographical area.
Certain of our business segments are affected by the supply and demand of commodities, and are sensitive to factors outside of our control. Adverse price movements could adversely affect our profitability and results of operations.
Our Grain & Ethanol and Plant Nutrient Groups buy, sell and hold inventories of various commodities, some of which are readily traded on commodity futures exchanges. In addition, our Turf & Specialty Group uses some of these same commodities as base raw materials in manufacturing golf course and landscape fertilizer. Unfavorable weather conditions, both local and worldwide, as well as other factors beyond our control, can affect the supply and demand of these commodities and expose us to liquidity pressures due to rapidly rising futures market prices. Changes in the supply and demand of these commodities can also affect the value of inventories that we hold, as well as the price of raw materials for our Plant Nutrient and Turf & Specialty Groups as we are unable to effectively hedge these commodities. Increased costs of inventory and prices of raw material would decrease our profit margins and adversely affect our results of operations. In contrast, declining market values for inventory could cause our inventory on hand o be valued at an amount higher than the Company could recover leading to lower-of-cost-or-market inventory write-downs which would also adversely affect our results of operations.
While we attempt to manage the risk associated with commodity price changes for our grain inventory positions with derivative instruments, including purchase and sale contracts, we are unable to offset 100% of the price risk of each transaction due to timing, availability of futures and options contracts and third party credit risk. Furthermore, there is a risk that the derivatives we employ will not be effective in offsetting the changes associated with the risks we are trying to manage. This can happen when the derivative and the underlying value of grain inventories and purchase and sale contracts are not perfectly matched. Our grain derivatives, for example, do not perfectly correlate with the basis pricing component of our grain inventory and contracts. (Basis is defined as the difference between the cash price of a commodity in our facility and the nearest exchange-traded futures price.) Differences can reflect time periods, locations or product forms. Although the basis component is smaller and generally less volatile than the futures component of our grain market price, significant unfavorable basis moves on a grain position as large as ours can significantly impact the profitability of the Grain & Ethanol Group and our business as a whole. In addition, we do not enter into derivative contracts to manage price risk on commodities other than grain and ethanol.
Since we buy and sell commodity derivatives on registered and non-registered exchanges, our derivatives are subject to margin calls. If there is a significant movement in the derivatives market, we could incur a significant amount of liabilities, which would impact our liquidity. There is no assurance that the efforts we have taken to mitigate the impact of the volatility of the prices of commodities upon which we rely will be successful and any sudden change in the price of these commodities could have an adverse affect on our business and results of operations.
We rely on third parties for our supply of natural gas, which is consumed in the manufacture of ethanol. The prices for and availability of natural gas are subject to volatile market conditions. These market conditions often are affected by factors beyond our control such as higher prices resulting from colder than average weather conditions and overall economic conditions. Significant disruptions in the supply of natural gas could impair our ability to manufacture ethanol for our customers. Furthermore, increases in natural gas prices or changes in our natural gas costs relative to natural gas costs paid by competitors may adversely affect our future results of operations and financial position.
Many of our business segments operate in highly regulated industries. Changes in government regulations or trade association policies could adversely affect our results of operations.
Many of our business segments are subject to government regulation and regulation by certain private sector associations, compliance with which can impose significant costs on our business. Failure to comply with such regulations can result in additional costs, fines or criminal action.
In our Grain & Ethanol Group and Plant Nutrient Group, agricultural production and trade flows are affected by government actions. Production levels, markets and prices of the grains we merchandise are affected by U.S. government programs, which include acreage control and price support programs of the USDA. In addition, grain sold by us must conform to official grade standards imposed by the USDA. Other examples of government policies that can have an impact on our business include tariffs, duties, subsidies, import and export restrictions and outright embargos. In addition, the development of the ethanol industry in which we have invested has been driven by U.S. governmental programs that provide incentives to ethanol producers. Changes in government policies and producer supports may impact the amount and type of grains planted, which in turn, may impact our ability to buy grain in our market region. Because a portion of our grain sales are to exporters, the imposition of export restrictions could limit our sales opportunities.
Our Rail Group is subject to regulation by the American Association of Railroads and the Federal Railroad Administration. These agencies regulate rail operations with respect to health and safety matters. New regulatory rulings could negatively impact financial results through higher maintenance costs or reduced economic value of railcar assets.
Our Turf & Specialty Group manufactures lawn fertilizers and weed and pest control products and use potentially hazardous materials. All products containing pesticides, fungicides and herbicides must be registered with the U.S. Environmental Protection Agency (“EPA”) and state regulatory bodies before they can be sold. The inability to obtain or the cancellation of such registrations could have an adverse impact on our business. In the past, regulations governing the use and registration of these materials have required us to adjust the raw material content of our products and make formulation changes. Future regulatory changes may have similar consequences. Regulatory agencies, such as the EPA, may at any time reassess the safety of our products based on new scientific knowledge or other factors. If it were determined that any of our products were no longer considered to be safe, it could result in the amendment or withdrawal of existing approvals, which, in turn, could result in a loss of revenue, cause our inventory to become obsolete or give rise to potential lawsuits against us. Consequently, changes in existing and future government or trade association polices may restrict our ability to do business and cause our financial results to suffer.

We handle hazardous materials in our businesses. If environmental requirements become more stringent or if we experience unanticipated environmental hazards, we could be subject to significant costs and liabilities.
A significant part of our operations is regulated by environmental laws and regulations, including those governing the labeling, use, storage, discharge and disposal of hazardous materials. Because we use and handle hazardous substances in our businesses, changes in environmental requirements or an unanticipated significant adverse environmental event could have a material adverse effect on our business. We cannot assure you that we have been, or will at all times be, in compliance with all environmental requirements, or that we will not incur material costs or liabilities in connection with these requirements. Private parties, including current and former employees, could bring personal injury or other claims against us due to the presence of, or exposure to, hazardous substances used, stored or disposed of by us, or contained in our products. We are also exposed to residual risk because some of the facilities and land which we have acquired may have environmental liabilities arising from their prior use. In addition, changes to environmental regulations may require us to modify our existing plant and processing facilities and could significantly increase the cost of those operations.
We rely on a limited number of suppliers for certain of our raw materials and other products and the loss of one or several of these suppliers could increase our costs and have a material adverse effect on our business.
We rely on a limited number of suppliers for certain of our raw materials and other products. If we were unable to obtain these raw materials and products from our current vendors, or if there were significant increases in our supplier’s prices, it could disrupt our operations, thereby significantly increasing our costs and reducing our profit margins.
We are required to carry significant amounts of inventory across all of our businesses. If a substantial portion of our inventory becomes damaged or obsolete, its value would decrease and our profit margins would suffer.
We are exposed to the risk of a decrease in the value of our inventories due to a variety of circumstances in all of our businesses. For example, within our Grain & Ethanol Group, there is the risk that the quality of our grain inventory could deteriorate due to damage, moisture, insects, disease or foreign material. If the quality of our grain were to deteriorate below an acceptable level, the value of our inventory could decrease significantly. In our Plant Nutrient Group, planted acreage, and consequently the volume of fertilizer and crop protection products applied, is partially dependent upon government programs and the perception held by the producer of demand for production. Technological advances in agriculture, such as genetically engineered seeds that resist disease and insects, or that meet certain nutritional requirements, could also affect the demand for our crop nutrients and crop protection products. Either of these factors could render some of our inventory obsolete or reduce its value. Within our Rail Group, major design improvements to loading, unloading and transporting of certain products can render existing (especially old) equipment obsolete. A significant portion of our rail fleet is composed of older railcars. In addition, in our Turf & Specialty Group, we build substantial amounts of inventory in advance of the season to prepare for customer demand. If we were to forecast our customer demand incorrectly, we could build up excess inventory which could cause the value of our inventory to decrease.
Our competitive position, financial position and results of operations may be adversely affected by technological advances.
The development and implementation of new technologies may result in a significant reduction in the costs of ethanol production. For instance, any technological advances in the efficiency or cost to produce ethanol from inexpensive, cellulosic sources such as wheat, oat or barley straw could have an adverse effect on our business, because our ethanol facilities were designed to produce ethanol from corn, which is, by comparison, a raw material with other high value uses. We cannot predict when new technologies may become available, the rate of acceptance of new technologies by our competitors or the costs associated with new technologies. In addition, advances in the development of alternatives to ethanol or gasoline could significantly reduce demand for or eliminate the need for ethanol.
Any advances in technology which require significant capital expenditures to remain competitive or which reduce demand or prices for ethanol would have a material adverse effect on our results of operations and financial position.
Our investments in limited liability companies are subject to risks beyond our control.
We currently have investments in six limited liability companies. By operating a business through this arrangement, we have less control over operating decisions than if we were to own the business outright. Specifically, we cannot act on major business initiatives without the consent of the other investors who may not always be in agreement with our ideas.

Our business involves significant safety risks. Significant unexpected costs and liabilities would have a material adverse effect on our profitability and overall financial position.
Due to the nature of some of the businesses in which we operate, we are exposed to significant safety risks such as grain dust explosions, fires, malfunction of equipment, abnormal pressures, blowouts, pipeline ruptures, chemical spills or run-off, transportation accidents and natural disasters. Some of these operational hazards may cause personal injury or loss of life, severe damage to or destruction of property and equipment or environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties. If one of our elevators were to experience a grain dust explosion or if one of our pieces of equipment were to fail or malfunction due to an accident or improper maintenance, it could put our employees and others at serious risk. In addition, if we were to experience a catastrophic failure of a storage facility in our Plant Nutrient or Turf & Specialty Group, it could harm not only our employees but the environment as well and could subject us to significant additional costs.
Decreases in the demand for ethanol may result in excess production capacity.
Excess capacity in the ethanol industry would have an adverse effect on our future results of operations, cash flows and financial position. In a manufacturing industry with excess capacity, producers have an incentive to manufacture additional products as long as the price exceeds the marginal cost of production (i.e., the cost of producing only the next unit, without regard for interest, overhead or fixed costs). This incentive can result in the reduction of the market price of ethanol to a level that is inadequate to generate sufficient cash flow to cover costs.
Excess capacity may also result from decreases in the demand for ethanol, which could result from a number of factors, including regulatory developments and reduced U.S. gasoline consumption. Reduced gasoline consumption could occur as a result of increased prices for gasoline or crude oil, which could cause businesses and consumers to reduce driving or acquire vehicles with more favorable gasoline mileage.
The U.S. ethanol industry is highly dependent upon a myriad of federal and state legislation and regulation and any changes in such legislation or regulation could materially and adversely affect our future results of operations and financial position.
The elimination or significant reduction in the blenders’ credit could have a material adverse effect on our results of operations and financial position. The cost of production of ethanol is made significantly more competitive with regular gasoline by federal tax incentives. The federal excise tax incentive program allows gasoline distributors who blend ethanol with gasoline to receive a federal excise tax rate reduction for each blended gallon sold. This incentive program is scheduled to expire (unless extended) in 2010. The blenders’ credits may not be renewed in 2010 or may be renewed on different terms. In addition, the blenders’ credits, as well as other federal and state programs benefiting ethanol (such as tariffs), generally are subject to U.S. government obligations under international trade agreements, including those under the World Trade Organization Agreement on Subsidies and Countervailing Measures, and might be the subject of challenges, in whole or in part. The elimination or significant reduction in the blenders’ credit or other programs benefiting ethanol may have a material adverse effect on our results of operations and financial position.
Ethanol can be imported into the U.S. duty-free from some countries, which may undermine the ethanol industry in the U.S. Imported ethanol is generally subject to a per gallon tariff that was designed to offset the per gallon ethanol incentive available under the federal excise tax incentive program for refineries that blend ethanol in their fuel. A special exemption from the tariff exists, with certain limitations, for ethanol imported from 24 countries in Central America and the Caribbean Islands. Since production costs for ethanol in these countries are estimated to be significantly less than what they are in the U.S., the duty-free import of ethanol through the countries exempted from the tariff may negatively affect the demand for domestic ethanol and the price at which we sell our ethanol. Any changes in the tariff or exemption from the tariff could have a material adverse effect on our results of operations and financial position.
Fluctuations in the selling price and production cost of gasoline as well as the spread between ethanol and corn prices may further reduce future profit margins of our ethanol business.
We market ethanol as a fuel additive to reduce vehicle emissions from gasoline, as an octane enhancer to improve the octane rating of gasoline with which it is blended and as a substitute for oil derived gasoline. As a result, ethanol prices will be influenced by the supply and demand for gasoline and our future results of operations and financial position may be materially adversely affected if gasoline demand or price decreases.
The principal raw material we use to produce ethanol and co-products, including DDG, is corn. As a result, changes in the price of corn can significantly affect our business. In general, rising corn prices will produce lower profit margins for our ethanol business. Because ethanol competes with non-corn-based fuels, we generally will be unable to pass along increased corn costs to our customers. At certain levels, corn prices may make ethanol uneconomical to use in fuel markets. The price of corn is influenced by weather conditions and other factors affecting crop yields, farmer planting decisions and general economic, market and regulatory factors.

These factors include government policies and subsidies with respect to agriculture and international trade, and global and local demand and supply. The significance and relative effect of these factors on the price of corn is difficult to predict. Any event that tends to negatively affect the supply of corn, such as adverse weather or crop disease, could increase corn prices and potentially harm our ethanol business. The Company will attempt to lock in ethanol margins as far out as practical in order to lock in reasonable returns using whatever risk management tools are available in the marketplace. In addition, we may also have difficulty, from time to time, in physically sourcing corn on economical terms due to supply shortages. High costs or shortages could require us to suspend our ethanol operations until corn is available on economical terms, which would have a material adverse effect on our business.
A significant portion of our business operates in the railroad industry, which is subject to unique, industry specific risks and uncertainties. Our failure to accurately assess these risks and uncertainties could be detrimental to our Rail Group business.
Our Rail Group is subject to risks associated with the demands and restrictions of the Class 1 railroads, a group of publicly owned rail companies owning a high percentage of the existing rail lines. These companies exercise a high degree of control over whether private railcars can be allowed on their lines and may reject certain railcars or require maintenance or improvements to the railcars. This presents risk and uncertainty for our Rail Group and it can increase the Group’s maintenance costs. In addition, a shift in the railroad strategy to investing in new rail cars and improvements to existing railcars, instead of investing in locomotives and infrastructure, could adversely impact our business by causing increased competition and creating an oversupply of railcars. Our rail fleet consists of a range of railcar types (boxcars, gondolas, covered and open top hoppers, tank cars and pressure differential cars) and locomotives. However a large concentration of a particular type of railcar could expose us to risk if demand were to decrease for that railcar type. Failure on our part to identify and assess risks and uncertainties such as these could negatively impact our business.
Our Rail Group relies upon customers continuing to lease rather than purchase railcar assets. Our business could be adversely impacted if there were a large customer shift from leasing to purchasing railcars, or if railcar leases are not match funded.
Our Rail Group relies upon customers continuing to lease rather than purchase railcar assets. There are a number of items that factor into a customer’s decision to lease or purchase assets, such as tax considerations, interest rates, balance sheet considerations, fleet management and maintenance and operational flexibility. We have no control over these external considerations, and changes in our customers’ preferences could negatively impact demand for our leasing products. Profitability is largely dependent on the ability to maintain railcars on lease (utilization) at satisfactory lease rates. A number of factors can adversely affect utilization and lease rates including an economic downturn causing reduced demand or oversupply in the markets in which we operate, changes in customer behavior, or any other changes in supply or demand.
Furthermore, match funding (in relation to rail lease transactions) means matching terms between the lease with the customer and the funding arrangement with the financial intermediary. This is not always possible. We are exposed to risk to the extent that the lease terms do not perfectly match the funding terms, leading to non-income generating assets if a replacement lessee cannot be found.
During economic downturns, the cyclical nature of the railroad business results in lower demand for railcars and reduced revenue.
The railcar business is cyclical. Overall economic conditions and the purchasing and leasing habits of railcar users have a significant effect upon our railcar leasing business due to the impact on demand for refurbished and leased products. Economic conditions that result in higher interest rates increase the cost of new leasing arrangements, which could cause some of our leasing customers to lease fewer of our railcars or demand shorter terms. An economic downturn or increase in interest rates may reduce demand for railcars, resulting in lower sales volumes, lower prices, lower lease utilization rates and decreased profits or losses.

Risks Relating to the Debentures
You may not be able to sell your Debentures because of an absence of a public market for them
We don’t intend to list these Debentures on any national securities exchange. We don’t expect any trading market to develop. Because of this, we can’t provide assurance that any market will develop for the Debentures. If you want to sell your Debentures, a willing buyer may not be found and as a result, you may not be able to get what you consider as an attractive price, if, you are able to sell at all.
Changes in interest rates can depress the value of your Debentures
Because the interest rates on the Debentures are fixed, an increase in general interest rates would negatively impact the value of the Debentures and consequently any market that may develop.
Other creditors have rights to our assets that are senior to those of the holders of the Debentures
Our Debenture obligations are subordinate and junior in right of payment to all of our senior indebtedness. The Debentures are of equal rank with other debenture bonds of the Company due through 2019 at interest rates ranging from 5.0% to 8.0%. We are able to incur additional indebtedness or issue other securities that would be senior to the Debentures. See “Description of Debentures” for further discussion about the Debentures
We can redeem the Debentures at any time, which may have adverse implications for your portfolio
We hold the option to redeem the Debentures at any time, paying principal plus accrued and unpaid interest at the date that they are called. To the extent you are relying on the Debentures to fulfill a particular role in your portfolio, this could cause your portfolio to become imbalanced. Although we don’t plan to redeem these Debentures before their maturity, we do have the right to do so and could do so at any time. You, as a holder of Debentures, don’t have the option to require us to purchase your Debentures prior to maturity.
You will not have the benefit of a third party credit rating in evaluating an investment in the Debentures
The Debentures have not been rated by an independent rating organization. We don’t plan to seek an independent rating at this time.

Use Of Proceeds
The offering is not underwritten and we can make no assurance as to how many of the Debentures we will sell or when they will be sold. The proceeds we receive from the sale of the Debentures (after deducting our expenses) will be used first for the payment of current maturities of long-term recourse debt as scheduled. The following are our current maturities as of June 30, 2009 (in thousands):

Debenture bonds due 2009, interest rates from 5.0% to 8.0%	$4,496
Note payable, due quarterly with balance due in 2010, interest rate 6.95%	7,905
Note payable, due quarterly with balance due in 2010, interest rate 4.60%	4,178
Note payable, due monthly with balance due in 2009, interest rate 4.64%	1,508
Note payable, due monthly with balance due in 2016, variable rate 6.48% at June 30, 2009	725
Note payable, due monthly with balance due in 2012, variable rate 6.46% at June 30, 2009	1,259
Note payable, due monthly with balance due in 2016, variable rate 2.21% at June 30, 2009	700
Note payable, due annually with balance due in 2023, interest rate 5.0%	846
Other notes payable	330

$21,947

There is no time limit to this offering, and we plan to continue the sale of the Debentures indefinitely or until they are completely sold. We are not requiring a minimum sale of Debentures under this offering, and if the amount sold does not cover our current maturities, we will fund those payments either through cash flows provided by operations or with borrowings on our outstanding short-term line of credit.
Our secondary use for proceeds will be for working capital purposes. Increases in working capital will allow us to reduce our short-term borrowings.
As of August 21, 2009, we had $6.9 million of the five year bonds and $1.8 million of the ten year bonds remaining available for sale.

Capitalization
Following are the details (in thousands) of our consolidated capitalization as of June 30, 2009. We haven’t included the effect of the receipt of any proceeds from this offering of Debentures, since the amount and timing of receipt of proceeds and when the proceeds will be received is uncertain. For more information relating to the application of the proceeds of this offering of Debentures, please refer to “Use of Proceeds.”

As of
June 30, 2009
Long-term debt:
Notes payable	$239,827
Notes payable — non-recourse	28,938
Debenture bonds	38,042
Industrial development revenue bonds	7,750

Total long-term debt	314,557

Shareholders’ equity:
Common shares	96
Additional paid-in capital	174,108
Treasury shares	(15,408)
Accumulated other comprehensive loss	(29,266)
Retained earnings	244,386
Noncontrolling interest	10,383

Total shareholders’ equity	384,299

Total capitalization	$698,856

See Notes 6, 7, and 10 to our Consolidated Financial Statements contained in our Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated herein by reference, for additional information as to the lines of credit, long-term debt and leases and related commitments.

Description of Debentures
          The Debentures we are offering are to be issued under an Indenture between us and The Bank of New York Trust Company, N.A., as Trustee (the “Trustee”). The original Indenture agreement was dated as of October 1, 1985, and has been supplemented numerous times, most recently by a Seventeenth Supplemental Indenture, dated as of August 14, 1997. The Seventeenth Supplemental Indenture was created to authorize a new series of debentures that were registered and issued from 1997 to the present. We confirmed our liability for the interest and principal payment of these debentures as well as compliance with the original Indenture. Except for the rate of interest and years to maturity, the terms and conditions of the Debentures, including all debentures previously issued under the Indenture, are identical. The following summary of the material terms of the Indenture (as amended and supplemented from time to time) does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. We urge you to read the Indenture and the Seventeenth Supplemental Indenture because they, and not this description, define your rights as holders of Debentures. Please refer to the Seventeenth Supplemental Indenture, a copy of which was filed as an exhibit to our 1998 Annual Report on Form 10-K, and the original Indenture, as previously filed.
General
The Indenture does not limit the principal amount of the Debentures that may be issued from time to time, either in the aggregate or as to any series. The Debentures will be unsecured direct obligations of the Company and any successor entities.
We may not merge or consolidate or sell substantially all of our assets as an entirety unless the successor entity expressly assumes the payment of principal and interest on all outstanding Debentures
Although we have no present plans, understandings or arrangements to do so, we may issue unsecured debt in the future. This new unsecured debt may have terms that would rank senior to the Debentures. If we become subject to any insolvency or bankruptcy proceedings, or any other receivership, liquidation, reorganization or similar proceedings, the holders of any such senior debt as well as holders of any of our secured debt would be entitled to receive payment in full before the holders of the Debentures are entitled to receive any payment of principal or interest on the Debentures. The Indenture contains no restriction against our issuance of additional indebtedness, including unsecured debt senior to the Debentures, or secured debt. The Debentures are of equal rank with other debenture bonds of the Company due through 2019 at interest rates ranging from 5.0% to 8.0%. See Note 7 to our Consolidated Financial Statements contained in our Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated herein by reference from our 2008 Annual Report on Form 10-K, for more information about our secured borrowings.
The Indenture contains no minimum working capital, current ratio or other such requirements, or any protective provisions in the event of a highly leveraged transaction. No such transactions are currently contemplated.
We will issue Debentures on the first of the following month after we receive payment for the Debentures. The Debentures we are offering will be due in either five years or ten years from their Original Issue Date. This maturity date is subject to our right to redeem the Debentures at any time by paying the holder the principal amount plus accrued interest to the date of redemption (Section 1101). The Debentures will bear interest at the annual rate shown on the front cover of this Prospectus. The interest payment will be made annually to the holder of record at the close of business on the fifteenth day of the month preceding the Interest Payment Date and will first occur one year from the Original Issue Date. (Section 301) Principal and interest will be payable, and the Debentures will be transferable, at the office of the Trustee, The Bank of New York Mellon, Global Corporate Trust, One Wall Street, New York, New York, 10286. We may, however, make any payment of interest or principal by check mailed to the address of the holder of record as it appears on the Debenture Register. (Sections 301 and 307)
The Debentures will be issued only in fully registered form without coupons in denominations of $1,000 or any multiple of $1,000. (Section 302) No service charge will be made for any transfer or exchange of Debentures, but we may require payment of an amount sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange. (Section 305)
We may issue Debentures in series from time to time with an aggregate principal amount as is authorized by our Board of Directors. (Section 311) The Debentures do not provide for any sinking fund. At June 30, 2009, we had outstanding debentures under the Seventeenth Supplemental Indenture with a principal amount of $42.5 million.

Modification and Waiver
We can’t modify the Indenture without the approval of the holders of 66 2/3 % of the principal amount of all outstanding debentures that would be affected by the modification. Specifically, the following modifications need support of 66 2/3% of holders:
•	A change to the stated maturity date of the principal of any Debenture;

•	A change to the stated payment date of interest;

•	A reduction of the principal amount of any Debenture;

•	A reduction of the interest paid on any Debenture;

•	A change to the place or currency of payment of principal or interest on any Debenture;

•	A limitation on the right to institute suit for the enforcement of any payment on or with respect to any Debenture;

•	A reduction of the above-stated percentage of holders of Debentures necessary to modify or amend the Indenture; or

•	A modification of the foregoing requirements or reduction of the percentage of outstanding Debentures necessary to waive any past default to less than a majority.
Holders of a majority of the principal amount of all outstanding debentures, including the Debentures, may waive compliance by the Company of certain restrictions. (Sections 902 and 513)
Events of Default
The following are events of default:
•	failure to pay principal when due;

•	failure to pay any interest when due, continued for 30 days;

•	failure to perform any other indenture covenant of the Company, continued for 60 days after written notice of non-compliance; and

•	certain events of bankruptcy, insolvency or reorganization.
If we don’t make payments of principal or interest, the Trustee must provide you with a notice of default. For any other event of default, the Trustee is not required to send notice to you if it considers withholding the notice to be in your best interest. (Section 501 and 602)
If an event of default happens and is not cured, either the Trustee or the holders of 25% or more of the principal amount of the Debentures may accelerate the maturity of all outstanding debentures, including the Debentures.
Holders of a majority of the principal amount of the outstanding debentures, including the Debentures, may waive a default that would normally result in acceleration of the Debentures, but only if all defaults have been remedied and all payments due have been made. (Sections 502 and 513)
You have the unconditional right to receive the payment of principal and interest when due and to institute suit for the enforcement of such payment. (Section 508)
The Trustee
Except for its duties in the case of default as described previously, the Trustee is not required to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders, unless such holders have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for indemnification, the holders of a majority in principal amount of the outstanding debentures, including the Debentures, may determine the time, method and place of conducting proceedings for any remedy available to the Trustee, or of exercising any trust or power conferred upon the Trustee. (Section 512)
We are required to furnish to the Trustee an annual statement on our performance or fulfillment of covenants, agreements or conditions in the Indenture and the absence of events of default. (Section 1004)

Plan of Distribution
This offering of Debentures is not underwritten. We are selling the Debentures directly to you without any intermediaries. There is no time limit to this offering and we plan to continue the sale of the Debentures indefinitely or until they are completely sold. We cannot assure you of the amount of Debentures that we may ultimately sell. We are selling the Debentures for our own account and are not paying any selling commissions.
Legal Opinions
Naran U. Burchinow, our Vice President, General Counsel and Secretary has issued an opinion regarding certain legal matters and matters with respect to Ohio law. He has been granted 17,450 stock only stock appreciation rights, 8,800 of which are exercisable. He also has 6,810 performance share units, each of which will be converted into one share of common stock at the end of their performance periods if certain performance conditions are met.
Experts
The audited financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated by reference in this Prospectus, except as the audited financial statements relate to Lansing Trade Group LLC, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, and, insofar as the audited financial statements relate to Lansing Trade Group LLC, by Crowe Chizek and Company LLC, an independent registered public accounting firm, whose report thereon is incorporated herein. Such financial statements and management’s assessment of the effectiveness of internal control over financial reporting have been so incorporated in reliance on the reports of such independent registered public accounting firms given on the authority of such firms as experts in auditing and accounting.

SUBSCRIPTION AGREEMENT
FOR 6% TEN-YEAR DEBENTURES AND 5% FIVE-YEAR DEBENTURES OF
THE ANDERSONS, INC.
     (I)(We) hereby subscribe for:
                                                             multiple(s) of 6% Ten-Year Debentures
                                                             multiple(s) of 5% Five-Year Debentures
of The Andersons, Inc. at face value. Each multiple is $1,000. Herewith find $                     in full payment thereof.
     The Debentures should be registered and issued in the following mode of ownership: (ONLY ONE MODE OF OWNERSHIP MAY BE SELECTED)

1.	(Name)	an individual.

2.	(Name)	and	(Name)	as joint tenants with right of survivorship and not as tenants in common.

3.	(Name)	and	(Name)	as tenants in common.

4.	(Name)	as custodian for	(Name)	under the Uniform Gifts to Minors Act, as applicable.

5.	(Name)	trustee for	(Name)	.

Trust Name	Date of Trust

6.	(Name)	TOD	(Name)	subject to STA TOD Rules.
     I acknowledge receipt of a copy of the current Prospectus of The Andersons, Inc. with respect to the offering of the above Debentures subscribed for hereby which will be issued, and interest will begin to accrue, as of the first day of the month following the month in which payment of the Debentures has been received by The Andersons, Inc. Under the penalties of perjury, I certify that the information listed below is true, correct and complete.

Dated	Signed

Signed
     Please print name, address, social security number and telephone number of registered owner(s).

(Name)	(Name)

(Street)	(Street)

(City, State, Zip Code)	(City, State, Zip Code)

(Social Security Number or Federal I.D. Number)	(Social Security Number or Federal I.D. Number)

(Area Code)(Telephone Number)	(Area Code)(Telephone Number)

Make check payable to: The Andersons, Inc. Mail to: The Andersons, Inc., Assistant Treasurer, PO Box 119, Maumee, Ohio 43537	You are required to complete the W-9 Form on the reverse side of this subscription.

W-9 Form
Important Tax Information

We ask that you complete this substitute form W-9, sign in the space provided, and return it, with the subscription agreement to:
The Andersons, Inc.
PO Box 119
Maumee, Ohio 43537
A)	Is your name and address correct on the preceding subscription form? ___ Yes ___ No (If No, please correct it on the subscription agreement.)

B)	Taxpayer Identification Number (TIN). — Enter your TIN in the space provided below:
Employer Identification Number             -
-OR-
Social Security Number                   -             -

C) Please check the appropriate box:	☐ Individual / Sole Proprietor ☐ Corporation ☐ Partnership ☐ Other
D)	Certification: Under penalties of perjury, I certify that:
1.	The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and

2.	I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.
Certification instructions: You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.

Signature:	Title:	Date: